Exhibit 99.1

PainReform Ltd. (NASDAQ: PRFX) Announces Receipt of Extension to Meet the Nasdaq’s Minimum
Bid Price Requirement

Tel Aviv, Israel – November 15, 2022 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, announced today that on February 7, 2023, it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is eligible for an additional 180 calendar day period, or until August 7, 2023, to regain compliance with the Nasdaq’s minimum $1 bid price per share requirement.

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1 per share for 30 consecutive trading days under Nasdaq Listing Rule 5550(a)(2) on August 10, 2022, and was given until February 6, 2023 to regain compliance. The Company did not regain compliance with the minimum $1 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to the Staff to afford it an additional 180-day compliance period to cure the deficiency .

If at any time before August 7, 2023, the bid price of the Company’s ordinary shares closes at or above $1 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com